UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 333-211741

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents are hereby furnished, not filed, and will not be incorporated by reference into any Registration Statement filed by Emera Incorporated under the Securities Act of 1933, as amended, including, without limitation, the Registration Statement on Form F-10 (File No. 333-211741):

1. Base Indenture, dated as of June 16, 2016, between Emera US Finance LP, as the issuer, Emera Incorporated and Emera US Holdings Inc., as guarantors and American Stock Transfer & Trust Company, LLC, as the trustee.

2. First Supplemental Indenture, dated as of June 16, 2016, between Emera US Finance LP, as the issuer, Emera Incorporated and Emera US Holdings Inc., as guarantors and American Stock Transfer & Trust Company, LLC, as the trustee.

3. Base Indenture, dated as of June 16, 2016, between Emera Incorporated and CST Trust Company, as the trustee.

4. First Supplemental Indenture, dated as of June 16, 2016, between Emera Incorporated and CST Trust Company, as the trustee.

5. Registration Rights Agreement, dated as of June 16, 2016, between Emera US Finance LP, Emera US Holdings Inc., and Emera Incorporated, as obligors, and J.P. Morgan Securities LLC and Scotia Capital (USA) Inc., as representatives of the several initial purchasers listed in Schedule 1 to the Purchase Agreement.

6. News Release dated June 16, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: June 16, 2016	By:	/s/ Stephen D. Aftanas
		Name:	Stephen D. Aftanas
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Base Indenture, dated as of June 16, 2016, between Emera US Finance LP, as the issuer, Emera Incorporated and Emera US Holdings Inc., as guarantors and American Stock Transfer & Trust Company, LLC, as the trustee.

1.2	First Supplemental Indenture, dated as of June 16, 2016, between Emera US Finance LP, as the issuer, Emera Incorporated and Emera US Holdings Inc., as guarantors and American Stock Transfer & Trust Company, LLC, as the trustee.

1.3	Base Indenture, dated as of June 16, 2016, between Emera Incorporated and CST Trust Company, as the trustee.

1.4	First Supplemental Indenture, dated as of June 16, 2016, between Emera Incorporated and CST Trust Company, as the trustee.

1.5	Registration Rights Agreement, dated as of June 16, 2016, between Emera US Finance LP, Emera US Holdings Inc., and Emera Incorporated, as obligors, and J.P. Morgan Securities LLC and Scotia Capital (USA) Inc., as representatives of the several initial purchasers listed in Schedule 1 to the Purchase Agreement.

1.6	News Release dated June 16, 2016.

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